

January 6, 2012

Via E-mail
Pol Brisset
Chief Executive Officer
Buckeye Oil & Gas, Inc.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

> **Re:** **Buckeye Oil & Gas, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 13, 2011**
> **File No. 333-176729**

Dear Mr. Brisset:

We have reviewed your response letter dated December 13, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"Since our directors work for other natural resource exploration companies, their other activities for those other companies…" page 16

1.   Please revise your document so that the risks relating to the possibility of your directors presenting business opportunities to other companies is placed under a separate risk factor subcaption that adequately describes, and is solely devoted to, this uncertainty. Risks relating to how much time your directors will devote to your operations should be included under a separate risk factor subcaption.

Description of Business

Current State of Exploration, page 36

2.   Please clarify the status of the project for the construction of 2.5 kilometers of pipeline to the well on the Spirit Rycroft Property. To the extent the pipeline construction has not begun, tell us whether and when you expect it to commence. Also, clarify whether

additional time and testing will be required before the operator of the well will be able to make a recommendation as to whether the pipeline should be constructed.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551 3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

> Sincerely,
>
> /s/ Mark P. Shuman
>
> Mark P. Shuman
> Branch Chief – Legal

cc: Via E-mail
         David Lubin, Esq.
         David Lubin & Associates, PLLC